SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of: March 2005

Commission File Number: 1-7274

Bell Canada
(Translation of Registrant’s name into English)

1000, rue de La Gauchetière Ouest
Bureau 3700
Montréal, Québec, Canada H3B 4Y7
(514) 870-1511
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	Form 40-F	X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-____________ .

Notwithstanding any reference to Bell Canada’s Web site on the World Wide Web in the documents attached hereto, the information contained in Bell Canada’s site or any other site on the World Wide Web referred to in Bell Canada’s site is not a part of this Form 6-K and, therefore, is not filed with the Securities and Exchange Commission.

Bell Canada and Clearwire Corporation Form Alliance

Bell Canada to be Exclusive VoIP Partner for
Clearwire’s US Wireless Broadband Network

Montréal (Québec) and Seattle, WA. , March 8, 2005 — Bell Canada and Clearwire Corporation today announced an alliance through which Bell Canada will become Clearwire’s exclusive strategic partner for VoIP and certain other value-added IP services and applications in the United States. Bell Canada will also become Clearwire’s preferred provider of these services and applications in markets beyond North America. Clearwire, a privately held company led by telecommunications pioneer Craig O. McCaw, offers advanced IP-based wireless broadband communications services in the US and other key international markets.

“Bell Canada is one of the world’s leading communications companies and is setting the standard for the delivery of IP services and applications in North America,” said Craig O. McCaw, Chairman and CEO of Clearwire Corporation. “This partnership leverages Bell Canada’s IP-based network capabilities and Clearwire’s leading wireless broadband services.”

Clearwire’s core offering is a non line-of-sight (NLOS) wireless broadband data service that uses technology provided by NextNet, a Clearwire subsidiary, to allow customers “nomadic” Internet access. “Nomadic” refers to the ability to access the Internet from any place within the service area that has a power supply. First launched in Jacksonville, Florida in the summer of 2004, its competitive speeds (up to 1.5 Mbps) and prices have met with strong customer acceptance. Clearwire subsequently launched services in Abilene, Texas, St. Cloud, Minnesota and Daytona Beach, Florida, and plans to enter a number of additional markets across the United States in 2005, as well as in Europe. Clearwire targets the consumer, small business and small office–home office markets. As Clearwire’s VoIP partner, Bell Canada will manage the deployment and operation of Clearwire’s US VoIP offering.

“Wireless broadband will be an increasingly important access technology in the next generation of telecommunications,” said Michael Sabia, CEO of Bell Canada. “In Craig McCaw and his Clearwire team, we are partnering with an innovator who has a proven track record for delivering wireless initiatives and is today a clear leader in wireless broadband. This alliance is a good opportunity for Bell Canada to develop our wireless broadband capabilities for our home market and leverage our VoIP expertise.”

In addition to being Clearwire’s partner for VoIP, Bell Canada will invest US $100 million in Clearwire and Michael Sabia will join Clearwire ‘s board of directors.

Bell Canada also announced it will become a shareholder in Mr. McCaw’s NR Communications, which, together with Microcell, is one of the two partners in the Inukshuk Joint Venture. The venture is using NextNet technology to deliver NLOS plug-and-play broadband wireless access. Inukshuk was launched in 2003 to provide wireless high speed Internet access across Canada using spectrum in the 2.5 GHz range. Services based on the technology will deliver data and voice applications to communities throughout the country.

“Wireless broadband technology promises to deliver the advantages of high speed Internet services to Canadians,” said Mr. Sabia. “As a new partner in the joint venture, Bell Canada will actively work with the parties involved, including Industry Canada, to ensure that the benefits of this technology are available to Canadians — including those living in remote and currently unserved areas — as quickly as possible.”

Closing of these transactions is subject to customary conditions, as well as applicable regulatory approvals.

CAUTION CONCERNING FORWARD-LOOKING STATEMENTS:
Certain statements made in this news release are forward-looking and are subject to important risks, uncertainties and assumptions. The results or events predicted in these forward-looking statements may differ materially from actual results or events. There are risks that the conditions to which the closing of the transactions described in this news release is subject to may not be met or that the applicable regulatory approvals may not be obtained. For a description of other risks that could cause actual results or events to differ materially from current expectations please refer to Bell Canada’s Safe Harbor Notice Concerning Forward-Looking Statements dated February 7, 2005 filed by Bell Canada with the Canadian securities commissions and with the U.S. Securities and Exchange Commission under Form 6-K. The forward-looking statements contained in this news release represent our expectations as of March 8, 2005 and, accordingly, are subject to change after such date. However, we disclaim any intention or obligation to update any forward-looking statements, whether as a result of new information or otherwise.

About Bell Canada
Bell Canada, Canada’s national leader in communications, provides connectivity to residential and business customers through wired and wireless voice and data communications, local and long distance phone services, high speed and wireless Internet access, IP-broadband services, e-business solutions and direct-to-home satellite service. Bell Canada is wholly owned by BCE Inc. (BCE: TSE, NYSE). For more information, please visit www.bce.ca.

About Clearwire Corporation
Clearwire is a provider of reliable, wireless, high-speed broadband Internet service to consumers and small businesses. Clearwire is utilizing next-generation non-line-of-sight wireless technology, developed by its subsidiary company NextNet, to connect customers to the Internet using radio spectrum, thus eliminating the confines of traditional cable or phone wiring. The tower transmits radio signals from a base site to a small, wireless modem the size of a paperback book, which easily connects a user’s computer to the Internet. For more information, please visit www.clearwire.com.

About NextNet® Wireless, Inc.
NextNet (www.nextnetwireless.com) is the industry’s most widely deployed provider of NLOS plug & play broadband wireless access systems. The Expedience® system is deployed over licensed frequencies today in 30 markets globally, including Asia, Africa, Europe, North America and Latin America, where NextNet is the exclusive NLOS plug & play system supplier for MVS Comunicaciones, Mexico’s largest MMDS carrier, with licensed spectrum covering 67 million potential subscribers. In the USA, NextNet’s Expedience solution is deployed by Clearwire, Plateau and a number of other ISPs in Arizona, Florida, Iowa, Michigan, Minnesota, Nebraska, New Mexico, Ohio and Texas. NextNet is also the exclusive NLOS plug & play system supplier for the Inukshuk joint venture in Canada.

For further information:

Bell Canada Daniela Pizzuto Media Relations Tel: (514) 391-2007 or 1 877 391 2007 daniela.pizzuto@bell.ca	BCE Inc. George Walker Investor Relations Tel: (514) 870-2488 george.walker@bell.ca	Clearwire Corporation Todd Wolfenbarger Media Relations Tel: (801) 595-1155

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bell Canada
(signed) Patricia A. Olah
Patricia A. Olah Corporate Secretary
Date: March 8, 2005